American International Group, Inc. and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2009	2008		2009	2008
	(In millions, except ratios)

Income (loss) before income tax benefit(a)	$1,376	$(8,743)		$(5,019)	$(20,016)
Add — Fixed charges	2,989	2,901		6,171	5,093
Less — Capitalized interest	2	6		7	15

Income (loss) before income tax benefit and fixed charges(a)	$4,363	$(5,848)		$1,145	$(14,938)

Fixed charges:
Interest costs	$2,902	$2,826		$5,997	$4,943
Rental expense(b)	87	75		174	150

Total fixed charges	$2,989	$2,901		$6,171	$5,093
Preferred stock dividend requirements	192	—		1,204	—

Total combined fixed charges and preferred stock dividend requirements	3,181	2,901		7,375	5,093

Ratio of earnings to fixed charges	1.46		(c)	0.19		(c)

Ratio of earnings to fixed charges and preferred stock dividends	1.37		(c)	0.16		(c)

Secondary ratio of earnings to fixed charges
Interest credited to GIC and GIA policy and contract holders	$(323)	$(1,594)		$(624)	$(2,520)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	2,666	$1,307		$5,547	$2,573

Secondary ratio of earnings to fixed charges	1.52		(c)	0.09		(c)

Secondary ratio of earnings to fixed charges and preferred stock dividend requirements	1.41		(c)	0.08		(c)

(a)	Excludes undistributed earnings (loss) from equity method investments.

(b)	The proportion considered representative of the interest factor.

(c)	Earnings were insufficient to cover total fixed charges by $8.7 billion and $20.0 billion, respectively, for the three- and six-month periods ended June 30, 2008. Earnings were insufficient to cover total fixed charges and preferred stock dividends by $8.7 billion and $20.0 billion, respectively, for the three- and six-month periods ended June 30, 2008. The coverage deficiency for total fixed charges excluding interest credited to GIC and GIA policy and contract holders was $7.2 billion and $17.5 billion, respectively, for the three- and six-month periods ended June 30, 2008.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.